ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:	BriaCell Therapeutics Corp. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-288562

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”) hereby concurs in the request by the Company to withdraw its request for an accelerated effective date of the above-referenced Registration Statement to 9:00 a.m. Eastern Time on July 14, 2025, or as soon as practicable thereafter.

In addition, ThinkEquity, solely acting as placement agent on a best efforts basis in an offering pursuant to the Registration Statement, hereby concurs in the request by the Company that the effective date of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on July 15, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”).

ThinkEquity affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

ThinkEquity LLC

/s/ Eric Lord
Eric Lord
Head of Investment Banking